ATCO
GROUP

Corporate Office





06010621

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

January 19, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2006
WASH. DC
185
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

PROCESSED
FEB 0 3 2006
THOMSON
FINANCIAL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.NV.X	.205	CAD	01/19/2006	03/15/2006	03/31/2006
ACO.Y	.205	CAD	01/19/2006	03/15/2006	03/31/2006
ACO.PR.A	.359375	CAD	01/19/2006	02/08/2006	03/01/2006

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com

Submission Date: 01/19/2006 16:17:52
Last Updated: 01/19/2006 16:17:52

FILE NO. 82-34745

ATCO GROUP News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, January 19, 2006 – The Board of Directors of ATCO Ltd. today declared a first quarter dividend of 20.5 cents per Class I Non-Voting and Class II Voting share, a 7.9% increase over the 19.0 cents paid in the previous quarter. The dividend is payable March 31, 2006, to share owners of record on March 15, 2006.

The Board also declared the following Cumulative Redeemable Preferred Share Dividend:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
5.75% Series 3	ACO.PR.A	0.359375	08-Feb	01-Mar

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502